Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS

Minnetonka, MN – August 15, 2017 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of connectivity infrastructure and services for deployments of broadband networks, today announced financial results for the second quarter (“Q2”) ended June 30, 2017, including a discussion of results of operations by segment.

Second Quarter 2017 Summary

●	Q2 2017 consolidated sales were $22.1 million, compared to $26.3 million in Q2 2016, lower primarily due to a decrease in sales to Suttle’s major communications customers.

●	CSI recognized $1.6 million in impairment charges during the 2017 Q2, with $1.46 million related to Goodwill at JDL Technologies and $155,000 related to intangible assets at Net2Edge as the overall fair value of the Company’s assets was considered less than the recorded book value. In making the impairment determination the Company analyzed consolidated book value of the Company comparing it to the current market capitalization and also analyzed the fair value of its four operating segments taking into consideration several quarters of losses. The Company determined it was appropriate to take the $1.6 million impairment charge for its Goodwill and intangible assets.

●	Operating loss was $4.1 million in Q2 2017 compared to $2.7 million in Q2 2016. The 2017 operating loss was primarily driven by the $1.6 million impairment charge discussed above and operating losses at Suttle, including $1.1 million of restructuring costs associated with the ongoing closing of its Costa Rica facility as it moves these operations to Minnesota and $700,000 in excess and obsolete inventory write offs and adjustments primarily related to its legacy products. In the 2016 Q2, the Company had no impairment or restructuring costs and Suttle’s excess and obsolete inventory adjustment was $161,000.

●	Transition Networks again achieved year-over-year improvement in operating income, moving to operating income of $361,000 in the current quarter after a loss of $360,000 in Q2 2016.

●	JDL Technologies incurred an operating loss of $1.1 million in Q2 2017 compared to operating income of $906,000 last year, with Q2 2017 results lower primarily due to the $1.45 million impairment of goodwill.

●	CSI’s Q2 2017 net loss was $4.1 million, or $(0.46) per diluted share, compared to a net loss of $2.5 million, or $(0.29) per diluted share, in Q2 2016. Due to the uncertainty on the timing of our return to profitability, we have applied a tax valuation allowance to the 2017 tax provision and have not recorded a tax benefit for the operating loss.

●	CSI’s balance sheet at June 30, 2017 included improved cash, cash equivalents and investments of $20.6 million primarily due to effective supply chain initiatives. Working capital was $41.5 million compared to $44.0 million at December 2016, which included $16.2 million cash, cash equivalents and investments.

CSI’s Chief Executive Officer Roger H.D. Lacey commented, “In Q2 2017 impairment and restructuring charges obscured the progress the Company made in its improvement initiatives. Transition Networks has now achieved four consecutive quarters of operating income. Its new product1 sales grew by 9% over prior year and 8% over previous quarter to $2.8 million, or approximately 29% of Transition Networks’ sales for the quarter. Federal government sales were soft due to timing of key committed projects which we expect later in the year. However, optical device sales were strong for the quarter and we continue to be excited about Transition Networks’ Power over Ethernet offerings and their business potential.

“Suttle continues to be our biggest challenge. We have repositioned the Suttle sales force to address the evolving marketplace where purchasing decisions for many of Suttle’s products have moved from Tier 1 suppliers to general and electrical contractors. Closure of Suttle’s Costa Rica facility was extended a month to respond to specific customer product demands and final shutdown activities will be completed in the third quarter. Meanwhile a restructuring of Suttle’s Hector manufacturing plant on a 21st century lean principal is underway and this is expected to substantially improve costs and margins over the next year.

“JDL had a strong quarter compared to plan and excluding the impairment charge, has achieved nine consecutive profitable quarters. Its Cloud service transformation offering is now gaining traction.

“The Net2Edge business venture released five new products in the quarter with three on proof-of-concept trials in global telecommunications companies. Despite some product delays due to outside contractors, we remain positive about this opportunity.

“While these impairment charges may make sense considering our aggregate market cap, we continue to maintain a positive outlook for JDL and Net2Edge.

Mr. Lacey concluded “CSI continues on its business transformation process with new products, new means of going to market and ensuring business investments are focused on growth opportunities with appropriate levels of SG&A. We continue to maintain a strong balance sheet with our cash and investments position increasing by 27% from December 2016, providing us the stability we need to return to sales and operating profit growth.”

1 “New product sales” represent sales from new products introduced within the last three years.

Q2 2017 Segment Financial Overview

Suttle

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Sales	$8,580	$11,216	$17,352	$23,005
Gross profit	813	1,100	1,872	3,145
Operating loss	(2,654)	(2,561)	(4,194)	(4,002)

Suttle sales decreased 24% in the second quarter of 2017 to $8,580,000 compared to $11,216,000 in the same period of 2016 due to continuing pricing pressures from major telecommunications customers, volume declines in legacy products, and a shift in purchasing decisions from Tier 1 telecom suppliers to contractors and installers. Suttle’s gross margin decreased 26% in the second quarter of 2017 to $813,000 compared to $1,100,000 in the same period of 2016 due to lower sales. Although gross margin as a percentage of sales decreased slightly to 9.5% from 9.8% in the same period of 2016, the Q2 2017 results included $700,000 of excess & obsolete inventory adjustments or an 8.2% margin impact. This compared to a $161,000 excess & obsolete inventory adjustment in Q2 2016. Suttle incurred $1,142,000 in restructuring expense in the second quarter of 2017 related to the planned closure of its Costa Rica facility. We extended Costa Rica production one month from our original plan. Our shutdown activities are extending into the third quarter and we expect total 2017 costs to be approximately $2.6 million. Costs increased due to higher employee termination costs, additional costs to ready the facility for closing and higher than expected write off of production equipment.

Transition Networks

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Sales	$9,500	$10,175	$18,504	$18,506
Gross profit	4,294	4,402	8,179	7,586
Operating income (loss)	361	(360)	507	(1,815)

Transition Networks sales decreased 7% to $9,500,000 in the second quarter of 2017 compared to $10,175,000 in 2016. Sales in North America decreased $492,000, or 6%, due to a delay in federal government spending. International sales decreased $183,000, or 11%, primarily due to weakness in the ROW region. Transition Networks had operating income of $361,000 in 2017 compared to an operating loss of $360,000 in 2016, reflecting cost cutting initiatives implemented last year and higher gross margin due to change in product mix.

JDL Technologies

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Sales	$4,026	$4,650	$6,891	$8,963
Gross profit	961	1,867	1,922	3,322
Operating income (loss)	(1,058)	906	(673)	1,354

JDL Technologies finished the second quarter of 2017 with sales of $4,026,000 which is a 13% decline as compared to $4,650,000 in 2016. Revenues from the education sector decreased $530,000 or 14% in the second quarter of 2017 as compared to the 2016 second quarter due to timing of the current network refresh cycle. Operating loss of $1.1 million in the second quarter of 2017 decreased compared to operating income of $906,000 in the same period of 2016, due to the $1.45 goodwill impairment charge, lower revenue and some margin reduction due to mix of business, partially offset by lower SG&A.

Net2Edge

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Sales	$180	$591	$537	$ 1, 159
Gross profit	140	277	397	605
Operating loss	(716)	(654)	(1,166)	(1,057)

Our transformation of the original and now obsolete Patapsco business into the Net2Edge venture continued. Q2 sales decreased 70% to $180,000 in the second quarter of 2017 compared to $591,000 in 2016 which included revenue from a large Patapsco customer project. Net2Edge reported an operating loss of $716,000 in the second quarter of 2017 compared to a loss of $654,000 in the same period of 2016 with second quarter 2017 including a $155,000 impairment of its remaining intangible assets, which related to the Company’s July 2011 Patapsco acquisition.

Form 10-Q

For further information, please see the Company’s Form 10-Q, which the Company expects to file on or before August 18, 2017.

About Communications Systems

Communications Systems, Inc. provides connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Communications Systems, Inc.

Mark D. Fandrich

Chief Financial Officer

952-582-6416

mark.fandrich@commsysinc.com

Roger H. D. Lacey

Chief Executive Officer

952-996-1674

Selected Income Statement Data

	Unaudited
	Three Months Ended		Six Months Ended
	Jun. 30, 2017	Jun. 30, 2016	Jun. 30, 2017	Jun. 30, 2016
Sales	$22,068,462	$26,311,442	$42,868,541	$50,977,886
Gross profit	$6,010,640	$7,375,743	$11,975,705	$14,144,761
Operating loss	(4,066,788)	(2,671,458)	(5,526,616)	(1,391,665)
Loss before income taxes	(4,118,382)	(2,640,048)	(5,563,883)	(4,771,850)
Income tax (benefit) expense	(27,685)	(95,550)	42,326	239,316
Net loss	$(4,090,697)	$(2,544,498)	$(5,606,209)	$(5,011,166)

Basic net loss per share	$(0.46)	$(0.29)	$(0.63)	$(0.56)
Diluted net loss per share	$(0.46)	$(0.29)	$(0.63)	$(0.56)
Cash dividends declared per share	$0.04	$0.16	$0.08	$0.32

Average basic shares outstanding	8,947,070	8,849,236	8,920,779	8,899,056
Average dilutive shares outstanding	8,947,070	8,849,236	8,920,779	8,899,056

Selected Balance Sheet Data

	Unaudited
	Jun. 30, 2017	Dec. 31, 2016
Total assets	$67,659,983	$73,177,016
Cash, cash equivalents & investments	20,556,642	16,248,550
Working capital	41,538,889	44,004,930
Property, plant and equipment, net	14,197,023	15,719,403
Long-term liabilities	236,710	176,161
Stockholders’ equity	55,789,938	61,632,692